Exhibit 16
May 25, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated May 23, 2007 of Willbros Group, Inc. and are in agreement with the statements contained therein, except for the paragraph discussing the registrant’s remediation activities related to material weaknesses, and the paragraph discussing the engagement of Grant Thornton LLP, for which we have no basis to agree or disagree.
Regarding the registrant’s statements concerning certain material weaknesses in existence as of December 31, 2005 and December 31, 2006, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2005 and 2006 financial statements.

/s/ GLO CPAs, LLP